FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327 – 4th floor

São Paulo, SP 04543-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Item
1.	Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001-52
2.	MANAGEMENT PROPOSAL
3.	MAKE SURE TO DATE AND SIGN THE VOTING INSTRUCTION
4.	PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL SHAREHOLDERS MEETING OF COSAN LIMITED
5.	SIGNATURES

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001-52

Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or P.O. Box HM 2879, Hamilton HM LX Bermuda

The shareholders of Cosan Limited (“Company”) are hereby invited to gather in the Annual Shareholders’ Meeting of the Company to be held at 10 a.m. (local time) on June 20, 2016, at Avenida Presidente Juscelino Kubitschek, 1.327, 4º andar, in the city and state of São Paulo, Brazil (“ASM”) to consider and vote on the following agenda:

AGENDA

1.	To receive the auditor’s report and financial statements related to the fiscal year started January 1, 2015 and ended December 31, 2015.

2.	To appoint the auditors for fiscal year 2016 and fix their compensation or delegate such decision to the Board of Directors.

3.	To take cognizance of the resignation of two Directors, one of whom a Class I Director and the other a Class III Director.

4.	To consider and vote on the election of one new Class I Director and one new Class III Director.

5.	To consider and vote on the reelection of the Class III Directors.

The Board of Directors has defined the end of trading on May 30, 2016 as the record date for qualification of shareholders to participate and vote in the ASM.

All shareholders are invited to participate in the ASM.

São Paulo (SP), May 20, 2016

Board of Directors

Cosan Limited.

MANAGEMENT PROPOSAL

1.	To receive the auditor’s report and financial statements related to the fiscal year started January 1, 2015 and ended December 31, 2015.

A copy of our financial statements related to the fiscal year started on January 1, 2015 and ended on December 31, 2015, along with the auditor’s report (“Financial Statements”), has been made available to shareholders on the Company’s website. The Financial Statements will be formally presented during the Annual Shareholders’ Meeting (“ASM”), although shareholders are not required to take any further action.

2.	To appoint the auditors for fiscal year 2016 and fix their compensation or delegate such decision to the Board of Directors.

Following the recommendation of the Company’s audit committee, the Board of Directors proposes that shareholders appoint KPMG Auditores Independentes as our independent auditors for fiscal year 2016, until the 2017 ASM. The shareholders present in the ASM shall also vote on whether or not to delegate to the Board of Directors the responsibility for fixing the compensation of the auditors.

3. To take cognizance of the resignation of two Directors, one of whom a Class I Director and the other a Class III Director.

The ASM shall take cognizance of the resignations presented by Mr. George E. Pataki from the position of Class I Director and Mr. Helio França Filho from the position of Class III Director.

4.	To consider and vote on the election of one Class I Director and one new Class III Director.

Following the recommendation of the Company’s Board of Directors in the meeting held on May 19, 2016, the ASM shall consider and vote on the election of Mr. Vasco Augusto da Fonseca Dias Júnior to the position of Class III Director, to serve a term of office coinciding with the tenure of the other Class III Directors, and Mr. Richard Steere Aldrich Jr to the position of Class I Director, to serve a term of office coinciding with the tenure of the other Class I Directors, as well as ratify any acts already practiced by said Directors.

A brief résumé of the Directors appointed above is presented below:

Mr. Richard S. Aldrich, Jr. graduated in the United States from Brown University (1970) and from Vanderbilt University School of Law (1975). In 1975, he joined Shearman & Sterling LLP as an associate, where he later became a partner, in 1984, position in which he served until 2009. In 2009, he became a partner of Skadden, Arps, Slate, Meagher & Flom LLP, where he currently serves as advising partner. Over the course of his career, he has been involved in offerings, mergers and acquisitions, debt restructuring operations and public and private financing transactions in Brazil and the United States.

Mr. Vasco Augusto Pinto Fonseca Dias Júnior graduated in Systems form the Pontifical Catholic University of Rio de Janeiro and earned a graduate degree from the same university. He joined the Shell Group as an intern in 1979 and later became analyst and head of systems. In December 2000, he left the company to serve as Executive Officer at Companhia Siderúrgica Nacional – CSN. He returned to Shell in 2005 as President for Latin America. He also served as CEO of Raízen Energia S.A. from 2011 (at the time of the joint venture between Cosan and Shell) until March 2016.

5.	To consider and vote on the reelection of the Class III Directors.

In the ASM, shareholders shall also consider and vote on the reelection of the current Class III Directors, Messrs. Rubens Ometto Silveira Mello, Marcelo Eduardo Martins and Pedro Isamu Mizutani, to serve a term of office until the 2019 Annual Shareholders’ Meeting. Mr. Rubens Ometto Silveira Mello is a nominee to the position of Chairman of the Board of Directors.

In case any of the nominees, prior to the ASM, becomes unavailable to serve as a director, the shareholders or their duly empowered proxies, in accordance with the templates below, shall elect, at their discretion, another Nominee, following the recommendation of the Board of Directors.

MAKE SURE TO DATE AND SIGN THE VOTING INSTRUCTION.

☒ Votes must be checked as shown above in blue or black ink.

Proxy instruments, accompanied by their respective proof of representation and shareholding, must be delivered by [•] [•], 2016 to Cosan Limited, Avenida Presidente Juscelino Kubitschek, 1.327, 4o andar, São Paulo, SP, Brazil, care of the Investor Relations Department.

(1) Election of KPMG Auditores Independentes as our independent auditors for fiscal year 2016 until the Annual Shareholders’ Meeting of 2017, and delegation to the Board of Directors of the responsibility to fix the auditor’s compensation.

FOR                             AGAINST                         ABSTENTION

    ☐                                     ☐                                             ☐

Check with an X to change the mailing address.     ☐

(2) Reelection of the Class III Directors of the Company and election of 2 additional Class I Directors to compose the Board of Directors of the Company.

FOR    ☐                                          ABSTENTION                                                  *EXCEPTIONS: FOR☐

all nominees below                         from voting in all nominees below                     all nominees below, except those indicated below

Nominees:  Rubens Ometto Silveira Mello, Marcelo Eduardo Martins, Pedro Isamu Mizutani and Vasco Augusto da Fonseca Dias Jr as Class III Directors and Richard Steere Aldrich, Jr as Class I Director.

*EXCEPTIONS:

S C A N L I N E

The signature must match the name printed in this document. When signing as mandatary or proxy, please clearly indicate such condition. In case of more than one shareholder, the form must be signed by each shareholder.

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

COSAN LIMITED

PROXY SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS

FOR THE ANNUAL SHAREHOLDERS MEETING

OF COSAN LIMITED

The undersigned shareholder hereby revokes any other proxy instruments and appoints                             and                             , each with full powers of representation, as his/her proxy to participate in the Annual Shareholders’ Meeting of Cosan Limited, to be held on June 20, 2016, in order to cast votes equivalent to the number of shares to which the undersigned shareholder would be entitled to vote if personally present, in accordance with the voting instructions attached hereto.

ONCE DULY SIGNED, THIS PROXY INSTRUMENT SHALL VOTE IN ACCORDANCE WITH THE VOTING INSTRUCTIONS HEREIN. IN CASE NO INSTRUCTION HAS BEEN PROVIDED, THIS PROXY INSTRUMENT SHALL VOTE IN ACCORDANCE WITH PROPOSALS 1 AND 2. REGARDLESS OF ANY VOTING INSTRUCTION, THIS PROXY INSTRUMENT SHALL VOTE AT THE DISCRETION OF THEIR PROXIES IN RELATION TO ANY OTHER MATTERS THAT MAY BE SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING.

To include any comments, check the box on the right.                            ☐

Number of shares:

Name of the shareholder:

Date, Shareholder Signature	Signature of co-owner

SIGNATURES

In compliance with the Securities Exchange Act of 1934, the issuer has collected the signature of this report on its behalf by the undersigned individuals, who have been duly authorized for such purpose.

Date: May 31, 2016

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Position: Chief Financial and Investor Relations Officer